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                                                            HARTFORD LIFE



October 3, 2000


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

RE:  Hartford Life Insurance Company Separate Account Three
     Registration Statement on Form N-4 (File No. 333-35000)

Commissioners:

Hartford Life Insurance Company, on behalf of Hartford Life Insurance Company Separate Account Three, hereby respectfully requests withdrawal of the above referenced Post-Effective Amendment No. 1 filing pursuant to Rule 477 of the Securities Act of 1933.

This registration statement was inadvertently filed on October 3, 2000.

Sincerely,

/s/ Marianne O'Doherty

Marianne O'Doherty
Counsel

cc:  Joyce M. Pickholz, Esq.
     Securities and Exchange Commission